

16012138

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-66578

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Charles River Brokerage, LLC.:

700 District Ave, Burlington, MA 01803

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director – President (781) 425-3101
(Area Code - Telephone Number)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen L. Schardin , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC., as of December 31, 2015 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIM DO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 29, 2020

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES RIVER BROKERAGE, LLC

Financial Statements and Supplementary Schedules

(SEC Identification No. 8-66578)

December 31, 2015

(With Report of Independent Registered Public Accounting Firm and Supplemental Information)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

CHARLES RIVER BROKERAGE, LLC

(SEC Identification No. 8-66578)

Table of Contents



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures

to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 26, 2016

CHARLES RIVER BROKERAGE, LLC

Statement of Financial Condition

December 31, 2015

(Amounts in Thousands)

Assets

Assets:		
Cash and cash equivalents	$	44,235
Marketable security, at fair value (cost $8)		12
Accounts receivable		626
Revenue earned, not yet billed		1,394
Prepaid expenses and other assets		9
Fixed assets at cost, less accumulated depreciation of ($8)		3
Total assets	$	46,279

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	69
Due to member		16
Deferred compensation		1,099
Total liabilities		1,184
Member's equity		45,095
Total liabilities and member's equity	$	46,279

See accompanying notes to financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Income

Year ended December 31, 2015

(Amounts in Thousands)

Revenue: Commission	$	11,748
Interest income		4
Other income		7
Net change in unrealized appreciation on marketable security		2
Total revenue		11,761
Expenses:		
Employee compensation and benefits		352
Service fees to member		684
Communications and data processing		7
Exchange and clearance fees		30
Professional fees		58
Depreciation		2
Dues, subscriptions and association fees		27
Other expenses		10
Total expenses		1,170
Net Income	$	10,591

See accompanying notes to financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

(Amounts in Thousands)

	Member's equity	Retained earnings	Total
Balance at December 31, 2014	250	34,254	34,504
Net income		10,591	10,591
Balance at December 31, 2015	250	44,845	45,095

See accompanying notes to financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Cash Flows

Year ended December 31, 2015

(Amounts in Thousands)

Cash flows from operating activities:		
Net income	$	10,591
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash deferred compensation expense		82
Depreciation		2
Change in unrealized gain on marketable security		(2)
Changes in operating assets and liabilities:		
Accounts receivable		227
Revenue earned, not yet billed		(204)
Prepaid expenses and other assets		2
Due to member		(3)
Accounts payable and accrued expenses		(19)
Net cash provided by operating activities		10,676
Net increase in cash and cash equivalents		10,676
Cash and cash equivalents, beginning of year		33,559
Cash and cash equivalents, end of year	$	44,235

See accompanying notes to financial statements.

(Amounts in Thousands)

Organization and Nature of Business

Charles River Brokerage, LLC (the Company) was organized as a single member limited liability company (SMLLC) under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly owned subsidiary of Charles River Systems, Inc. (the Member) and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 (Inception).

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 (Act) and is a nonclearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the Customer Protection Rule) of the Securities and Exchange Act of 1934 (the Act) pursuant to Section (k)(2)(i) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems (IMS) provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated as amended March 4, 2015 (the Service Agreement) as described in note 4 to the financial statements. The Member also makes payments for expenses incurred by the Company in the normal course of business. At December 31, 2015, the Company had a net due to the Member of $16 resulting from services provided and vendor payments made by the Member on behalf of the Company.

(1) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2015 is $44,235 invested in a U.S. Treasury obligations money market fund.

(b) Fair Value Measurement

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit

price) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's cash equivalents represent U.S. Treasury obligations money market mutual fund.

The Company's marketable security consists of an investment in a single stock, which is recorded at fair value based on the closing price as of December 31, 2015

(Continued)

The following table represents the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2015.

	2015	
	Assets	
Valuation Inputs	Cash Equivalent	Marketable Security
Level 1 - Quoted Prices	$ 44,235	$ 12
Level 2 - Other Significant Observable Inputs	-	-
Level 3 - Significant Unobservable Inputs	-	-
	$ 44,235	$ 12

Changes in valuation techniques may result in transfers in or out of currently assigned levels within the hierarchy. The Company recognizes transfers at the end of the reporting period. There were no transfers between Level l, 2, or 3 in 2015.

(c) *Accounts Receivable*

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

(d) ***Fixed Assets***

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated life (years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

(e) ***Revenue Recognition***

Revenue is recognized when persuasive evidence of an arrangement exists, the Company has satisfied its performance obligations, the fee is fixed or determinable and collectability is reasonably assured. The Company receives shared commissions from other broker-dealer customers under its ITMA contracts as its only revenue source. These amounts are recognized when the underlying transaction is completed under the terms of such engagements.

(f) ***Income Taxes***

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return.

The Company is wholly owned by an S corporation. S Corporations are generally not subject to federal and certain state income taxes. The tax income is passed through to the stockholders. Certain states do not follow the federal treatment and have an entity level tax. The amount of state income taxes that would have been recorded had the Company been subjected to the tax is estimated at $383 for 2015. For presentation purposes, the Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The

amount of deferred income tax assets which would be recorded if the Company was a S corporation at December 31, 2015 was $30.

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The Company evaluated its uncertain tax positions as of December 31, 2015, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2012 to 2014 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

(2) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

(Amounts in Thousands)

(3) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of income when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2015:

Furniture and fixtures	$	4
Computer hardware		5
Telecommunications equipment		2
		11
Less accumulated depreciation and amortization		(8)
	$	3

Depreciation expense was $2 during 2015.

(4) Related-Party Transactions

The Company has a fixed fee Service Agreement with the Member to cover certain recurring operating expenses, FIX Network services based on actual timesheets, as well as certain direct expenses incurred by the Member on behalf of the Company. These expenses include an office rental, accounting, legal, information technology, human resources and other general overhead costs. For the year ended, the Member allocated $296 administration expenses, $368 FIX Network fees expense, and $20 in other related expenses which include marketing and account management. These fees are included in the service fees to member account in the statement of income. There was an additional $20 related to office supplies and employee compensation benefits which are included in the employee compensation and benefits and other expense accounts within the statement of income. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

(5) Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company's compensation expense related to the Phantom units was $82 in 2015, which is included in employee compensation and benefits in the statement of income. The Company's liability related to the Phantom units was $1,099 in 2015. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events. All units were 100% vested as of December 31, 2015.

(Continued)

(Amounts in Thousands, except price and unit)

There were 250 forfeitures of awards in 2015 and no additional awards granted to employees in 2015.

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom Stock Units	Exercise Price Range of Applicable Unit Values	Weighted Average Exercise Price Average grant value per Unit
Outstanding, December 31, 2014	20,450	6.12 - 29.91	$18.24
Granted			
Forfeitures	250		
Outstanding, December 31, 2015	20,200	6.12 - 29.91	$18.24

(6) Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(7) Concentrations of Credit Risk

As of December 31, 2015, there are four customers accounted for 46.16% of the Company's accounts receivable, two customers accounted for 34.14% of the Company's revenue earned not yet billed and one customer accounted for 10.09% of the Company's revenue.

During the year ended 2015, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank and a leading mutual fund company. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

(Amounts in Thousands)

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $44,083 which was $44,004 in excess of its minimum net capital required of $79. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2015 was .3 to 1.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts.

(9) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2015 through the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements.

Schedule I

CHARLES RIVER BROKERAGE, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

(Amounts in Thousands)

Net capital		
Member's equity per statement of financial condition	$	45,095
Deductions:		
Nonallowable assets:		
Accounts receivable		92
Revenue earned, not yet billed		28
Equipment		3
Prepaid expenses and other assets		9
		132
Net capital before haircuts on securities positions (tentative net capital)		44,963
Haircuts on securities:		
Marketable security (15%)		2
Money market fund (2%)		878
		880
Net Capital		44,083
Computation of basic net capital requirement:		
Minimum net capital required of broker dealer (the greater of 6⅔% of total aggregate indebtedness but not less than $5,000)		79
Excess net capital	$	44,004
Total aggregate indebtedness	$	1,184
Ratio aggregate indebtedness to net capital		2.69%

See accompanying report of independent registered public accounting firm.

There are no material differences between the computation of net capital filed on January 26, 2016, and amended FOCUS filed on February 23, 2016

Schedule II

CHARLES RIVER BROKERAGE, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2015 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements are not applicable.

CHARLES RIVER BROKERAGE, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed Upon Procedures Related to
An Entity's SIPC Assessment Reconciliation

December 31, 2015



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Charles River Brokerage, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of check stubs), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the December 31, 2015 supporting schedules.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

066578 FINRA DEC

Charles River Brokerage, LLC

7 New England Executive Park, Suite 150

Burlington, MA 01803

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Sussman 603-434-3594

2. A. General Assessment (item 2e from page 2)		$ 29,332
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/15 Date Paid		(13,148)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		16,184
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 16,184
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 16,184	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Charles River Brokerage LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 19 day of February 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 15
and ending December 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,761,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,626
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,042
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	28,668
2d. SIPC Net Operating Revenues	$ 11,732,635
2e. General Assessment @ .0025	$ 29,332

(to page 1, line 2.A.)



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provision of SEC Rule 15c3-3, in which Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from January 1, 2015 through December 31, 2015. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 26, 2016


Charles
River

Charles River Brokerage, LLC
700 District Ave
Burlington MA 01803 USA
+ 1 781 425 3100 telephone
+ 1 781 238 0088 fax
www.crd.com

February 26, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3

We, as management of Charles River Brokerage, LLC are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to our best knowledge and belief: (1) Charles River Brokerage, LLC claims an exemption from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i), (2) Charles River Brokerage, LLC has met the identified exemption provision for the period from January 1, 2015 through December 31, 2015 without exception.

CHARLES RIVER BROKERAGE, LLC

By: ______________________

Stephen L. Schardin, President